SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






DOCUMENT AVAILABILITY
Ryanair Holdings plc

Ryanair Holdings plc ("Ryanair" or "the Company") has today published its Annual Report and Financial Statements in respect of the year ended 31 March, 2006 and Notice of its Annual General Meeting which is to be held at The Clarion Hotel, Dublin Airport, Co. Dublin on 21 September, 2006 at 10.00 a.m.

Copies of these documents have being submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations:

1. Company Announcements Office,
   Irish Stock Exchange,
   28 Anglesea Street,
   Dublin 2,
   Ireland.
   Tel: + 353 1 6174200


2. Financial Services Authority,
   25 The North Colonnade,
   Canary Wharf,
   London E14 5HS,
   United Kingdom.
   Tel: + 44 207 066 1000.


The Notice of Annual General Meeting includes a proposal for the Company to be generally authorised to purchase up to 5% of the existing issued share capital of the Company. The Company does not have any immediate plans to exercise this authority. Unlike most listed Irish public companies, the Company has not heretofore sought annual authority to repurchase in the market a proportion of its share capital. The Directors are now seeking to put this authority in place, and may in future years seek the renewal of such authority in line with established market practice.

31 August, 2006


ENDS





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 01 September, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director